Filed by: KLM Royal Dutch Airlines
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: KLM Royal Dutch Airlines
Exchange Act File Number: 001-04059

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AIR FRANCE AND KLM ROYAL DUTCH AIRLINES
TO CREATE EUROPE’S LEADING AIRLINE GROUP

PARIS, France and AMSTELVEEN, The Netherlands – September 30, 2003 – Air France (EURONEXT: AIRF.PA) and KLM Royal Dutch Airlines (EURONEXT: KLM; NYSE: KLM).

Air France and KLM today announce that they expect to conclude an agreement that would lead to the creation of Europe’s leading airline group through a share exchange offer by Air France for KLM common shares. The new group will be called Air France-KLM and will capitalize on two well-known brands, strong hubs and complementary networks. This major strategic step is unprecedented in the European airline industry and is expected to create substantial value for shareholders. The Boards of both companies believe that this proposed combination is in the best interest of customers, shareholders and employees of both groups and represents a significant opportunity for further growth.

Jean-Cyril Spinetta, Chairman and Chief Executive Officer of Air France, said: “We have always been convinced of the necessity of consolidation in the airline industry. Today, we announce a combination with KLM that will create the first European airline group, which is a milestone in our industry. This will bring significant benefits to customers, shareholders and employees. Capitalizing on the two brands and on the complementary strengths of both companies, we should, within SkyTeam, be able to capture enhanced growth opportunities.”

Leo van Wijk, President and Chief Executive Officer of KLM, said: “KLM has been pointing out the need for consolidation in light of the challenges facing our industry, and we have not made it a secret we were looking for a strong European partner. Through this innovative partnership with Air France and our subsequent expected participation in the SkyTeam alliance, we are confident that we have secured a sustainable future for our company. Our valuable Schiphol hub will be an integral part of the dual hub strategy of the new airline group, allowing us to build on what KLM and its staff have achieved over nearly 85 years.”

The Supervisory Board and Board of Managing Directors of KLM have unanimously recommended the transaction.

The Air France Board has authorized the Chairman and CEO of Air France, Jean-Cyril Spinetta, to sign the agreement enabling the implementation of the combination between the two airline companies.

Air France and KLM expect to sign the transaction agreement within the next few weeks.

KLM Corporate Communications	Air France Corporate Communications
P.O. Box 7700	45, rue de Paris
1117 ZL Schiphol Airport, The Netherlands	95747 Roissy Cedex, France
Tel: +31 (0) 20 6494545 – Fax: +31 (0) 20 6488092	Tel: +33 (0)1 41 56 56 00 – Fax: +33 (0)1 41 56 84 19
Internet: www.klm.com	Internet: www.airfrance.com/corporate

PRESS RELEASE
SIGNATURES

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Main Financial Terms of the Proposed Exchange Offer

Exchange offer	11 Air France shares and 10 Air France warrants for 10 KLM common shares[1]
Warrants	3 Air France warrants give the right to subscribe or to acquire 2 Air France[2] shares at an exercise price of EUR 20; maturity of 3.5 years after the closing of the transaction, exercisable after 18 months
Indicative value of the offer	EUR 16.74 per KLM common share[3]

The envisaged transaction values the common share capital of KLM at approximately EUR 784 million (including the theoretical value of the warrants) and the exchange offer represents a premium of 40 per cent over the closing share prices of KLM at September 29, 2003 and 77 per cent based on the average closing share prices of Air France and KLM shares over the last three months.

Assuming 100 per cent acceptance of the offer and before exercise of the warrants:

-	Current KLM common shareholders would own 19 per cent of the enlarged group.

-	The shareholding of the French State in Air France would mechanically be diluted from 54 per cent to 44 per cent.

-	The other Air France shareholders would own 37 per cent of the enlarged group.

Air France will make an offer to all KLM common shareholders, including those in the US. Shares and warrants of Air France are expected to be listed on Euronext Paris (primary listing), Euronext Amsterdam and on the New York Stock Exchange (in the form of American Depository Shares).

One Group – Two Airlines – Three Core Businesses
Combined, Air France and KLM have EUR 19.2 billion in aggregate annual revenues, serve 226 destinations worldwide, operate a fleet of some 540 aircraft and employ approximately 106,000 people (in the fiscal year 2002/03).

In creating one group, while maintaining two operating companies and building on the strengths of their respective brands, hubs and networks, the group will continue to focus on three core businesses: Passengers (77 per cent of aggregate revenues), Cargo (14 per cent) and Maintenance (4 per cent4).5

The proposed transaction will strengthen the SkyTeam alliance, which will become the second largest alliance worldwide. In most areas, the group will also continue to benefit from ongoing cooperation with the respective partners of both airlines. Furthermore, in the medium term, the combined group could be reinforced by the potential integration of Alitalia.

[1]	Including New York Registry Shares
[2]	To be subsequently renamed Air France-KLM
[3]	Based on closing share prices as at September 29, 2003 and warrant valuation as set out in Appendix 2.
[4]	Share in combined revenues only takes into account third party turnover
[5]	Based on fiscal year 2002/03

KLM Corporate Communications	Air France Corporate Communications
P.O. Box 7700	45, rue de Paris
1117 ZL Schiphol Airport, The Netherlands	95747 Roissy Cedex, France
Tel: +31 (0) 20 6494545 – Fax: +31 (0) 20 6488092	Tel: +33 (0)1 41 56 56 00 – Fax: +33 (0)1 41 56 84 19
Internet: www.klm.com	Internet: www.airfrance.com/corporate

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Synergies
Air France and KLM have identified and evaluated a number of areas for potential synergies. These are expected to gradually increase and have a positive impact on the consolidated operating income of at least of EUR 385-495 million as of the fifth year on an annual basis. Synergy benefits should be realized through network optimization, improved deployment of assets (both for the passenger and cargo businesses), better offerings in maintenance and cost savings in the fields of procurement, sales and distribution, maintenance and information technology. Customers can expect to benefit from these synergies through an extended route network with increased flight frequencies, attractive pricing and seamless service throughout the network.

The KLM restructuring plan announced in April 2003 will not be impacted by the implementation of the above-mentioned synergy plan and KLM management remains committed to delivering the EUR 650 million improvements in operating income by April 1, 2005.

Structure of the New Group
Following the proposed combination of Air France and KLM and as soon as legally possible, it is the intention that all Air France assets will be contributed to a newly created operating company (Air France). The currently listed Air France Company, renamed Air France-KLM, will then hold two operating companies: Air France and KLM.

The combination is structured to ensure and protect KLM’s international traffic rights going forward. Notably, 51 per cent of voting interest in KLM will be held by two Dutch Foundations and the Dutch State during a transitional period of three years. The current option agreement with the Dutch State will remain in place, subject to certain amendments.

Governance
The Chairman and CEO of Air France will be Chairman and CEO of Air France-KLM. The CEO of KLM will be Vice Chairman of the Air France-KLM Board.

A Strategic Management Committee at Air France-KLM’s level will be responsible for the overall group strategy.

Stakeholders’ Assurances
To protect specific interests of KLM and its stakeholders (including, amongst others, securing traffic rights, fair long-term hub development of Amsterdam Airport Schiphol and preservation of the KLM brand and KLM’s Dutch identity), Air France will agree to give certain assurances to KLM and the Dutch State, whilst preserving the interests of the new group and its shareholders. Under Dutch law, a separate KLM assurances foundation will be established, whose Board will have certain powers of oversight concerning these assurances.

KLM Corporate Communications	Air France Corporate Communications
P.O. Box 7700	45, rue de Paris
1117 ZL Schiphol Airport, The Netherlands	95747 Roissy Cedex, France
Tel: +31 (0) 20 6494545 – Fax: +31 (0) 20 6488092	Tel: +33 (0)1 41 56 56 00 – Fax: +33 (0)1 41 56 84 19
Internet: www.klm.com	Internet: www.airfrance.com/corporate

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The duration of these assurances has been agreed for the period of five years with respect to the KLM assurances and has been agreed for the period of eight years with respect to assurances granted to the Dutch State.

Indicative Timetable

September 30, 2003	Initial public announcement
October 15, 2003	Signing of the final transaction agreement (expected)
Expected October 2003	Filing with Department of Justice and European Commission
First half of March 2004 (*)	Exchange offer to be launched
Second half of March 2004	Extraordinary General Meetings of Air France and KLM shareholders
First half of April 2004	Closing of the proposed exchange offer

(*) The timeframe between this initial public announcement and the launch of the exchange offer is primarily driven by regulatory requirements relating to the listing of Air France-KLM shares in the United States.

The Dutch Authority for the Financial Markets (‘AFM’) will be duly involved and will, to the extent required, be requested to grant exemptions, in order to comply with applicable legal requirements for public offers.

Financial Advisors
Lazard acted as financial advisor to Air France in this transaction.

Each of ABN Amro (lead) and Citigroup acted as financial advisor to KLM in providing a fairness opinion, stating that the consideration is fair, from a financial point of view, to the KLM common shareholders.

Table of contents of the appendices

1- Strategic rationale of the transaction

2- Key terms and conditions of the proposed transaction

3- A value-creating transaction

4- Organization and Management

5- Assurances

KLM Corporate Communications	Air France Corporate Communications
P.O. Box 7700	45, rue de Paris
1117 ZL Schiphol Airport, The Netherlands	95747 Roissy Cedex, France
Tel: +31 (0) 20 6494545 – Fax: +31 (0) 20 6488092	Tel: +33 (0)1 41 56 56 00 – Fax: +33 (0)1 41 56 84 19
Internet: www.klm.com	Internet: www.airfrance.com/corporate

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Media Events and Investor Community Information

Press Conferences
•	10am CET: Amsterdam Schiphol Airport
The press conference is also accessible via live audio only webcast on the KLM Investor Relations at http://investorrelations.klm.com under “Events and Presentations”.

•	2pm CET: Hotel Hilton at Paris CDG Airport
The press conference is also accessible via live webcast on the Air France Investor Relations at http://event.momentys.com/gb.htm and on the Corporate Communications website at www.airfrance.com/corporate

Analysts and investors meeting
•	4.30pm CET: Hotel Hilton at Paris CDG Airport The meeting will be accessible via live webcast on the following website: http://event.momentys.com/gb.htm

For more information Air France Media Relations Veronique Brachet +33 (0) 1 41 56 56 00	KLM Media Relations Bart Koster +31 (20) 64 94 545

Air France Investor Relations	KLM Investor Relations
Dominique Barbarin	Barbara van Koppen
+33 (0) 1 41 56 88 60	+31 (20) 64 93 099

This press release is published in the French and English languages. The English version of the press release is the only authentic text and shall prevail over the French text in case of any contradiction between the two versions.

KLM Corporate Communications	Air France Corporate Communications
P.O. Box 7700	45, rue de Paris
1117 ZL Schiphol Airport, The Netherlands	95747 Roissy Cedex, France
Tel: +31 (0) 20 6494545 – Fax: +31 (0) 20 6488092	Tel: +33 (0)1 41 56 56 00 – Fax: +33 (0)1 41 56 84 19
Internet: www.klm.com	Internet: www.airfrance.com/corporate

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Warning about Forward-Looking Statements
This press release contains, and the Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares might not be satisfied; failure by Air France and KLM shareholders to approve the planned corporate reorganizations; inability to obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the risk that the businesses of Air France and KLM will not be integrated successfully and the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Air France and KLM caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in KLM’s Securities and Exchange Commission filings, including KLM’s Annual Report on Form 20-F.

Air France and KLM undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Where to Find Additional Information about the Transaction
The proposed combination of KLM and Air France will be implemented through an exchange offer made by Air France to all shareholders of KLM common shares. This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of KLM. Any offer in the United States will only be made through a prospectus, which is part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”). KLM shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the prospectus, the Schedule TO and other documents relating to the offer that will be filed by Air France with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by KLM regarding the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Air France and KLM with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Air France, Investor Relations, 45, rue de Paris, 95747 Roissy CDG Cedex, France. (tel: +33 1 41 56 88 60), or KLM, Amsterdamsweg 55, 1182 GP Amstelveen, The Netherlands. Attention: Investor Relations (tel: +31 20 64 93099).

YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

This communication does not constitute an offer to buy or the solicitation of an offer to sell any securities.

KLM Corporate Communications	Air France Corporate Communications
P.O. Box 7700	45, rue de Paris
1117 ZL Schiphol Airport, The Netherlands	95747 Roissy Cedex, France
Tel: +31 (0) 20 6494545 – Fax: +31 (0) 20 6488092	Tel: +33 (0)1 41 56 56 00 – Fax: +33 (0)1 41 56 84 19
Internet: www.klm.com	Internet: www.airfrance.com/corporate

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APPENDICES

Appendix 1– Strategic Rationale of the Transaction

The airline industry is fragmented and its current competitive structure, with national carriers for each individual country, is an inheritance from a former era. This has contributed to low profitability and lack of value creation for shareholders. The need for structural changes and consolidation in Europe is widely accepted, but has not yet commenced as a consequence of regulatory and political constraints.

The single European market and its current enlargement to some 455 million inhabitants reinforce the need for consolidation.

The evolution of the European regulatory framework highlighted by (i) the November 2002 European Court of Justice ruling and (ii) the mandate given in June 2003 to the European Commission to negotiate the open sky agreement with the US now creates an attractive environment for a value creating combination.

If commercial alliances have contributed over the past years to initiate the first steps towards consolidation, deeper cooperation is now needed to generate significant and sustainable synergies.

The proposed transaction between Air France and KLM is the first significant move in this context and will create a leading airline group in Europe with aggregated revenues of EUR 19.2 billion (2002/03 fiscal year).

The combination with KLM is a major step in Air France’s strategy. In parallel, KLM’s strategy over the years has consistently been built on two pillars: the strengthening of its own organization, as well as the participation in a global alliance, for which it seeks a strong European partner. The combination with Air France is the achievement of this strategy.

The transaction will benefit from the complementarities of the two airlines operations:

•	Two reputable and strong brands that will be further strengthened

•	Two operational hubs (Paris CDG and Amsterdam Schiphol) which are among the most efficient in Europe and provide significant development potential

•	Two complementary networks both in medium and long haul

-	In medium haul Air France has a strong position in Southern Europe and KLM has developed a strong position in Northern and North Eastern Europe, and both will be able to expand their positions in Central and Eastern Europe

-	The long haul networks currently consist of 101 destinations of which only 31 are common (essentially the world’s largest cities with high traffic volumes)

•	A combined network of 226 destinations with 93 new destinations for KLM passengers and 48 new destinations for Air France passengers

KLM Corporate Communications	Air France Corporate Communications
P.O. Box 7700	45, rue de Paris
1117 ZL Schiphol Airport, The Netherlands	95747 Roissy Cedex, France
Tel: +31 (0) 20 6494545 – Fax: +31 (0) 20 6488092	Tel: +33 (0)1 41 56 56 00 – Fax: +33 (0)1 41 56 84 19
Internet: www.klm.com	Internet: www.airfrance.com/corporate

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•	A strong presence in cargo where Air France and KLM are the 4th and 11th largest in the world respectively but with complementary capabilities and expertise

•	A strong combination in the field of aircraft maintenance, creating one of the largest MRO providers world-wide and

•	SkyTeam will eventually become the second largest global airline alliance and with its partners being able to offer passengers a more truly world-wide network

Synergies
Potential synergies arising from the proposed transaction have been thoroughly assessed and quantified by a joint working group of Air France and KLM who has reviewed the feasibility and quantum of the synergies and their build-up over time.

Sales and Distribution
By coordinating the two sales organizations the new group will have an improved presence around the world and will be able to offer a wider range of products to passengers. Cost savings could be achieved by coordinating the sales structures of the two companies. A joint negotiation position with catering and ground-handling partners could also lead to additional benefits.

Network / Revenue Management and Fleet
By full code sharing, harmonizing the flight schedules and optimizing common management revenue policy the two airlines will be able to offer more destinations, a larger number and more convenient connections for passengers and to improve sales performance.

Cargo
The offering of an improved product through a more extensive network in combination with coordinated freighter planning, should lead to an increase of revenues. Cost savings should also be possible by more efficient hub handling.

Engineering & Maintenance
 The two airlines will be able to integrate purchasing of stock, to create centres of excellence in engineering and optimize the use of existing E&M platforms.

IT
Converging the IT applications used by both airlines should generate considerable cost savings in the medium term.

Other
Optimizing and harmonizing other activities such as simulator utilization and joint purchasing of goods should deliver further cost savings.

KLM Corporate Communications	Air France Corporate Communications
P.O. Box 7700	45, rue de Paris
1117 ZL Schiphol Airport, The Netherlands	95747 Roissy Cedex, France
Tel: +31 (0) 20 6494545 – Fax: +31 (0) 20 6488092	Tel: +33 (0)1 41 56 56 00 – Fax: +33 (0)1 41 56 84 19
Internet: www.klm.com	Internet: www.airfrance.com/corporate

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The identified potential synergies are expected to result in an annual improvement of the combined operating income (Earnings Before Interest and Tax) of between EUR 385 million and EUR 495 million, following a gradual implementation over a period of five years, with further upward potential thereafter.

Approximately 60 per cent of potential synergies are expected to be derived from cost savings.

This does not include additional expected synergies from marketing cooperation with respective partners. Furthermore, any improvement from the common fleet policy and lower capex requirements have not yet been determined and have not been taken into account in these estimates.

KLM restructuring plan
The KLM restructuring plan, which was announced in April 2003, with targeted annual operating income improvement of EUR 650 million by April 1, 2005, are additional to the synergies mentioned above. The KLM management remains fully committed to achieving this objective.

KLM Corporate Communications	Air France Corporate Communications
P.O. Box 7700	45, rue de Paris
1117 ZL Schiphol Airport, The Netherlands	95747 Roissy Cedex, France
Tel: +31 (0) 20 6494545 – Fax: +31 (0) 20 6488092	Tel: +33 (0)1 41 56 56 00 – Fax: +33 (0)1 41 56 84 19
Internet: www.klm.com	Internet: www.airfrance.com/corporate

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Appendix 2 — Key Terms and Conditions of the Proposed Transaction

Share Exchange Offer
Air France is expected to offer for 10 KLM common shares:

-	11 newly issued Air France shares; for the KLM New York Registry Shares, the Air France shares will be in the form of Air France American Depositary shares (“ADSs”),
-	plus 10 Air France warrants.

As part of the transaction, Air France will make an offer to all KLM common shareholders, including those in the US. Shares and warrants of Air France are expected to be listed on Euronext Paris (primary listing), Euronext Amsterdam and on the New York Stock Exchange (in the form of American Depository Receipts Shares).

Based on the closing price of Air France shares on September 29, 2003, the offer values the common share capital of KLM at approximately EUR 784 million (including the theoretical value of the warrants) or each KLM share at EUR 16.74, which represents a premium of 40.0 per cent over KLM’s closing share price of EUR 11.96 on the Amsterdam Stock Exchange at September 29, 2003.

Based on the average closing share prices of Air France and KLM, the offer for common KLM shares represents a premium of6:

-	58.2 per cent over the last month

-	77.1 per cent over the last three months

-	84.0 per cent over the last six months

Assuming 100 per cent acceptance of the offer and following an issue of 51.5 million shares by Air France (before exercise of the warrants):

-	KLM common shareholders would own 19 per cent of the enlarged group.

-	The shareholding of the French State in Air France would mechanically be diluted from 54 per cent to 44 per cent.

-	The other Air France shareholders would own 37 per cent of the enlarged group.

Assuming 100 per cent acceptance of the share exchange offer, 46.8 million Air France warrants will be issued. If all the issued warrants are exercised 31.2 million new Air France shares will be issued which will lead to an increase of the share capital of Air France of EUR 624 million.

[6]	Premium including Air France warrants valued at EUR 1.68 (see main features of the Air France warrants)

KLM Corporate Communications	Air France Corporate Communications
P.O. Box 7700	45, rue de Paris
1117 ZL Schiphol Airport, The Netherlands	95747 Roissy Cedex, France
Tel: +31 (0) 20 6494545 – Fax: +31 (0) 20 6488092	Tel: +33 (0)1 41 56 56 00 – Fax: +33 (0)1 41 56 84 19
Internet: www.klm.com	Internet: www.airfrance.com/corporate

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Main Features of the Air France Warrants
The warrants will be offered to KLM shareholders on the following terms:

•	10 Air France warrants for 10 KLM Shares

•	3 Air France warrants give the right to subscribe or to acquire 2 Air France[7] shares at a price of EUR 20 (a premium of 46 per cent over Air France current share price)

•	the maturity of the warrant will be 3.5 years post closing of the transaction

•	the warrant will be tradable upon closing of the transaction and the exercise period will start after the 18th month following the closing of the transaction

Based on the closing share price of Air France on September 29, 2003 of EUR 13.69, a risk free rate of 2.89 per cent, volatility of the Air France share price of 40 per cent, Air France estimated dividends of EUR 0.096, EUR 0.144 and EUR 0.188 (I/B/E/S estimates) during the exercise period, the theoretical value of the warrant is estimated to be EUR 1.68 using the “Black & Scholes” method (dilution effect of the warrants and volatility adjustment taken into account).

The Air France warrants will be issued in bearer form and are expected to be listed on Euronext Paris (primary listing), Euronext Amsterdam and on the New York Stock Exchange upon closing of the transaction

Fractional Shares
Air France will not issue any fractional Air France ordinary shares. With respect to fractional Air France ordinary shares, KLM common shareholders will receive their pro rata portion, in cash, of the proceeds from the sale of the fractional ordinary shares in the market.

Conditions of the offer
Before the share exchange offer will commence the following conditions will need to be satisfied or waived:

•	No material adverse change in respect of KLM or Air France

•	No material breach of the transaction agreement by KLM or Air France

•	Approval from relevant European Union and US competition authorities

•	Approval of the exchange ratio and the exchange offer procedure by the French Commission des Participations et Transferts (CPT) and the French Minister for the Economy

•	KLM having duly consulted its trade unions

•	All agreements with respect to the transaction having been duly executed and remaining in force

•	No public announcement indicating that a third party is preparing a public offer for KLM shares

•	No public announcement indicating that a third party is preparing or has made a public offer for Air France shares or has obtained the right or agreed to acquire a controlling share of Air France, and Air France and KLM have unsuccessfully negotiated the consequences in good faith

[7]	To be subsequently renamed Air France-KLM

KLM Corporate Communications	Air France Corporate Communications
P.O. Box 7700	45, rue de Paris
1117 ZL Schiphol Airport, The Netherlands	95747 Roissy Cedex, France
Tel: +31 (0) 20 6494545 – Fax: +31 (0) 20 6488092	Tel: +33 (0)1 41 56 56 00 – Fax: +33 (0)1 41 56 84 19
Internet: www.klm.com	Internet: www.airfrance.com/corporate

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After the launch of the offer the acceptance of Air France of the shares tendered will be made subject to the satisfaction or waiver of the following conditions, inter alia:

•	Approval of the transaction by the general meeting of Air France shareholders

•	Extraordinary General meeting of KLM’s shareholders held

•	More than 70 per cent of the common shares of KLM (including treasury shares) being tendered

•	No material adverse change with respect to KLM

•	No material new facts come to the attention to Air France which would in the reasonable opinion of Air France justify withdrawal of the offer but limited to (1) those that would render a KLM representation or warranty no longer true and correct or (2) the failure of KLM to comply in a material respect with the transaction agreement

•	No governmental authority issuing an order prohibiting the transaction materially restricting Air France or KLM or requiring divestiture by Air France of KLM shares

•	No suspension of trading or limitation of prices (other than due to price fluctuations) on the NYSE

•	Authorization for listing of the new shares and warrants on Euronext Paris, Euronext Amsterdam and the New York Stock Exchange

•	Filing and effectiveness of the registration statements with the US SEC and no notification from the Dutch AFM

•	No public announcement indicating that a third party is preparing a public offer for KLM

KLM Priority and Preference Shares
Upon the successful closing of the exchange offer, the Dutch State has agreed to sell to Air France its holding of 975 priority shares in KLM. The remaining priority shares will be secured before the commencement of the offer. The total costs for priority shares is not significant to Air France.

The Stichting Luchtvaartbelangen Nederland and Rabobank, owners of the 7 million outstanding Cumulative Preference C shares in KLM (representing 11.7 per cent of KLM’s voting rights outstanding) have agreed to sell those shares to Air France conditional to the successful closing of the exchange offer. The total cost of the Cumulative Preference C Shares for Air France will be in the range of EUR 14 million.

The Dutch State which currently owns 8.8 millions Cumulative Preference Shares A in KLM (representing 14.7% of total voting rights outstanding), will decrease its stake in a similar proportion to the French State in Air France-KLM over time. The total cost of the Cumulative Preference A shares for Air France will be EUR 20 million.

During a 3-year transitional period, Air France-KLM will own 49% of KLM voting rights. The remaining 51% KLM voting rights will be shared by two Dutch Foundations and the Dutch State to allow for the protection of traffic rights. The current option agreement with the Dutch State will remain in place, subject to certain amendments.

KLM Corporate Communications	Air France Corporate Communications
P.O. Box 7700	45, rue de Paris
1117 ZL Schiphol Airport, The Netherlands	95747 Roissy Cedex, France
Tel: +31 (0) 20 6494545 – Fax: +31 (0) 20 6488092	Tel: +33 (0)1 41 56 56 00 – Fax: +33 (0)1 41 56 84 19
Internet: www.klm.com	Internet: www.airfrance.com/corporate

PERSBERICHT   -   PERSBERICHT   -   PERSBERICHT   -   PERSBERICHT   -   PERSBERICHT
COMMUNIQUE DE PRESSE   -   COMMUNIQUE DE PRESSE   -   COMMUNIQUE DE PRESSE
PRESS RELEASE   -   PRESS RELEASE   -   PRESS RELEASE   -   PRESS RELEASE   -   PRESS RELEASE

Appendix 3 — A value-creating transaction

The significant expected synergies to be realized after combining Air France and KLM will unlock significant value for the shareholders of both companies:

•	For Air France shareholders, the transaction is expected to :

•	create value through the gradual build-up of the synergies

•	enhance the earnings growth profile of both operating income and net income (before goodwill and exceptional items)

•	be earnings per share accretive as of the first year, based on I/B/E/S estimates.

•	improve Air France’s market status through increased liquidity, US listing and reduced French State overhang

•	For KLM shareholders, the offer represents an immediate premium over KLM’s current share price (40 per cent) and enables them to benefit from the Air France-KLM earnings improvement due to synergies and the improved competitive positioning through:

•	Participating via their 19 per cent stake in Air France

•	Holding and, in time, executing their valuable Air France warrants

KLM Corporate Communications	Air France Corporate Communications
P.O. Box 7700	45, rue de Paris
1117 ZL Schiphol Airport, The Netherlands	95747 Roissy Cedex, France
Tel: +31 (0) 20 6494545 – Fax: +31 (0) 20 6488092	Tel: +33 (0)1 41 56 56 00 – Fax: +33 (0)1 41 56 84 19
Internet: www.klm.com	Internet: www.airfrance.com/corporate

PERSBERICHT   -   PERSBERICHT   -   PERSBERICHT   -   PERSBERICHT   -   PERSBERICHT
COMMUNIQUE DE PRESSE   -   COMMUNIQUE DE PRESSE   -   COMMUNIQUE DE PRESSE
PRESS RELEASE   -   PRESS RELEASE   -   PRESS RELEASE   -   PRESS RELEASE   -   PRESS RELEASE

Appendix 4 — Organization and Management

Following the successful completion of the share exchange offer, Air France will contribute, as soon as legally practical, all its operating assets into a company airline named ‘Air France’. The currently listed Air France company, renamed Air France-KLM will hold the two operating companies, each of which will retain its own identity, brand and operations. Both airlines will continue to operate from their respective domestic base.

Board of Directors of Air France-KLM
The Chairman and CEO of Air France will be the Chairman and CEO of Air France-KLM. The CEO of KLM will be Vice-Chairman of the Air France-KLM Board.

After completion of the transaction and following the hive down of the Air France operating assets, the Board of Directors of Air France-KLM will consist of 16 members:

•	3 executive directors (including KLM CEO)

•	4 French independent directors

•	2 directors proposed by the Supervisory Board of KLM

•	3 directors proposed by the French Government

•	1 director proposed by the Dutch Government

•	1 director proposed by Alitalia

•	2 directors proposed by the employees’ shareholders

Strategic Management Committee
A Strategic Management Committee (“SMC”) at Air France-KLM level will be responsible for the overall group strategy. The SMC shall render binding recommendations concerning Air France and KLM with respect to all the major strategic decisions relating to commercial, financial, technical and operational matters.

The SMC will consist of four Air France representatives and four KLM representatives, with its chairman being the Air France-KLM Chairman and CEO. The Chairman shall have a deciding vote on all SMC matters except on the following matters:

•	Amendment of the assurances granted to KLM

•	Scope of activities of Air France and KLM

•	Any intra-group agreement other than at arm’s length

KLM Corporate Communications	Air France Corporate Communications
P.O. Box 7700	45, rue de Paris
1117 ZL Schiphol Airport, The Netherlands	95747 Roissy Cedex, France
Tel: +31 (0) 20 6494545 – Fax: +31 (0) 20 6488092	Tel: +33 (0)1 41 56 56 00 – Fax: +33 (0)1 41 56 84 19
Internet: www.klm.com	Internet: www.airfrance.com/corporate

PERSBERICHT   -   PERSBERICHT   -   PERSBERICHT   -   PERSBERICHT   -   PERSBERICHT
COMMUNIQUE DE PRESSE   -   COMMUNIQUE DE PRESSE   -   COMMUNIQUE DE PRESSE
PRESS RELEASE   -   PRESS RELEASE   -   PRESS RELEASE   -   PRESS RELEASE   -   PRESS RELEASE

Corporate governance of the two operating airlines
The managements of Air France and KLM will be in charge of implementing the binding recommendations rendered by the SMC. Each operating company remains responsible for its own commercial and operational management, including human resources, airworthiness and flight safety, product delivery, flight and ground operations, etc.

KLM Supervisory Board and Management Board
For the transitional period of three years after completion of the transaction, the Supervisory Board of KLM will consist of nine members, of which four nominated by Air France-KLM and five by KLM. After the transitional period, Air France-KLM will nominate five members out of nine.

The Management Board of KLM will be appointed by the Supervisory Board and will consist of five members, one of which designated by Air France-KLM.

Air France Executive Committee
One of the KLM representatives will become a member of the executive committee of Air France.

KLM Corporate Communications	Air France Corporate Communications
P.O. Box 7700	45, rue de Paris
1117 ZL Schiphol Airport, The Netherlands	95747 Roissy Cedex, France
Tel: +31 (0) 20 6494545 – Fax: +31 (0) 20 6488092	Tel: +33 (0)1 41 56 56 00 – Fax: +33 (0)1 41 56 84 19
Internet: www.klm.com	Internet: www.airfrance.com/corporate

PERSBERICHT   -   PERSBERICHT   -   PERSBERICHT   -   PERSBERICHT   -   PERSBERICHT
COMMUNIQUE DE PRESSE   -   COMMUNIQUE DE PRESSE   -   COMMUNIQUE DE PRESSE
PRESS RELEASE   -   PRESS RELEASE   -   PRESS RELEASE   -   PRESS RELEASE   -   PRESS RELEASE

Appendix 5 — Assurances

To protect specific interests of KLM and its stakeholders for a negotiated period of time, Air France will agree to grant certain assurances to KLM and the Dutch State, whilst preserving the interests of the new group and its shareholders. A separate KLM assurance foundation has been established whose board will have general powers of oversight concerning these assurances. The duration of these assurances will be five years with respect to the KLM assurances and eight years with respect to the Dutch State’s assurances.

Assurances given to KLM:

•	Passenger/ Cargo/ Network/ Hubs: Multi-hub system around Paris-CDG and Amsterdam Airport Schiphol and fair long-term development of long-haul and medium-haul services at the 2 hubs

•	Maintenance: Long-term sharing of “centres of excellence”

•	Identity and brand: Safeguarding the national identities of Air France and KLM, logos and brand

•	Human Resources: Maintain and further develop “centres of excellence”; no discrimination in promotion decisions

Assurances given to Dutch State:

•	Air-political status: Air France and KLM retain their respective home bases, operating licenses, Air Transport Certificates and traffic rights

•	Passenger/ Cargo/ Network/ Hubs: Multi-hub system around Paris-CDG and Amsterdam Airport Schiphol, and fair long-term development of long-haul and medium-haul services at the 2 hubs

KLM Corporate Communications	Air France Corporate Communications
P.O. Box 7700	45, rue de Paris
1117 ZL Schiphol Airport, The Netherlands	95747 Roissy Cedex, France
Tel: +31 (0) 20 6494545 – Fax: +31 (0) 20 6488092	Tel: +33 (0)1 41 56 56 00 – Fax: +33 (0)1 41 56 84 19
Internet: www.klm.com	Internet: www.airfrance.com/corporate

Warning about Forward-Looking Statements

This presentation contains, and the Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares might not be satisfied; failure by Air France and KLM shareholders to approve the planned corporate reorganizations; inability to obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the risk that the businesses of Air France and KLM will not be integrated successfully and the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Air France and KLM caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in KLM’s Securities and Exchange Commission filings, including KLM’s Annual Report on Form 20-F. Air France and KLM undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Legal Disclaimer

Additional Information
The combination of KLM and Air France will be implemented through an exchange offer made by Air France to all shareholders of KLM. This presentation is neither an offer to purchase nor a solicitation of an offer to sell shares of KLM. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”). KLM shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the prospectus, the Schedule TO and other documents relating to the offer that will be filed by Air France with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by KLM regarding the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Air France and KLM with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Air France, Investor Relations, 45, rue de Paris, 95747 Roissy CDG Cedex, France. (tel: +33 1 41 56 88 60), or KLM, Amsterdamsweg 55, 1182 GP Amstelveen, The Netherlands. Attention: Investor Relations (tel: +31 20 64 93099). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

This presentation is published in the French and English languages. The English version of the presentation is only authentic text and shall prevail over the French text in case of any contradiction between the two versions.

Agenda

I	Overall Presentation of the Transaction

II	Strategic Rationale of the Transaction

III	A Tailor-Made Organization

IV	Creating Value for Air France and KLM shareholders

V	Concluding Remarks

Overall Presentation of the Transaction

Air France-KLM:

Europe’s Leading Airline Group

Two major flag carriers combine their strengths and
create the leading European airline group

•	Leveraging the complementarities of Air France and KLM

•	Offering customers a superior service

•	Extracting maximum synergies

•	Preserving brands and values of Air France and KLM

One Group — Two Airlines

A Recommended Public Exchange Offer

•	Exchange offer for 10 KLM common shares:

•	11 Air France shares

+	10 Air France warrants

•	Strike price: €20

•	Maturity: 3.5 years

•	Subscription parity: 3 warrants give the right to subscribe or to acquire 2 Air France shares

•	Implied value of KLM share: €16.74

Air France-KLM: A World Leader

SkyTeam: A Leading Alliance

Strategic Rationale of the Transaction

Strategic Rationale of the Transaction

•	Change in European environment

•	Air France and KLM: two complementary companies

•	Extracting significant synergies

Changing European Environment

Drives Consolidation

•	Single European market reinforces the need for consolidation of the industry

•	European flag carriers must join one of the three global alliances

•	Major changes in European regulatory environment

•	European Court of Justice ruling (November 2002)

•	Mandate given to the European Commission to negotiate the Open Sky agreement with the US (June 2003)

•	EU enlargement provides growth opportunities

Hubs at the Heart of Competition in Europe

Strategic Rationale of the Transaction

▶	Change in European environment

▶	Air France and KLM: two complementary companies

▶	Extracting significant synergies

Complementary Commercial Presence in Europe

Highly Complementary Long-Haul Networks

Two of Europe’s Four Leading Hubs

Major Assets: CDG and AMS

While the main European airports have capacity constraints,
CDG and AMS both have development potential

Two Leading Cargo Players

Maintenance: Combining Expertise and Capabilities

▶	Creation of one of the largest worldwide MRO providers with:

▶	Full capabilities for both Airbus and Boeing product lines

▶	Scale and capacity to meet maintenance requirements of major airlines

▶	Strong OEM relation / partnership

•	Airbus, Boeing, General Electric

▶	Large customer base

•	2002-03 third party turnover for Air France: €540m

•	2002-03 third party turnover for KLM: €329m

Strategic Rationale of the Transaction

▶	Change in European environment

▶	Air France and KLM: two complementary companies

▶	Extracting significant synergies

Identified Potential Annual Synergies: ≈ €440m

Build-up of Synergies

KLM Structural Cost Savings Plan on Top of Expected Synergies

A Tailor-Made Organization

A Structure to Take Full Advantage of
the Strategic Fit

Structuring the Organization

▶	Targeted Group structure

▶	Preserving brands and identity

▶	One listed holding company with two operational airlines

▶	Efficiency and simplicity

▶	Transitional period of three years

▶	Securing traffic rights

▶	Allowing for harmonious development

Targeted Final Group Structure in Three Years

Existing KLM Voting Structure

Planned Three-Year Transitional Shareholding Structure

Assurances to Dutch State and to KLM

Piloting the Enlarged Group (1/3)

Air France-KLM corporate governance

▶	Chairman and CEO: Air France Chairman and CEO

▶	Vice-Chairman of the Board: KLM CEO

▶	Board of Directors

▶	16 members including 4 Dutch nationals:

•	KLM’s CEO

•	2 members proposed by the Supervisory Board of KLM

•	1 member proposed by the Dutch State

▶	Strategic Management Committee at Air France-KLM level

Piloting the Enlarged Group (2/3)

Strategic Management Committee (SMC)

▶	Responsible for overall group strategy including:

▶	Coordinating networks and hubs

▶	Budget and medium-term planning

▶	Fleet and investment strategy

▶	Alliance and partnership strategy

▶	SMC composition:

▶	8 members (4 from each airline)

▶	Deciding vote for Air France-KLM Chairman and CEO

▶	Unanimity required for 3 defined matters:

•	Modification of assurances

•	Scope of Group activities

•	Any inter-company agreement other than arm’s length

Piloting the Enlarged Group (3/3)

Air France and KLM Operating Companies

▶	Each airline remains responsible for its own commercial and operational management

▶	Human resources, airworthiness and flight safety, product delivery, flight and ground operations, etc.

▶	KLM corporate governance

▶	Supervisory Board: 9 members

•	Air France-KLM representation: 4 out of 9 members during the 3-year transitional period, and 5 out of 9 thereafter

▶	Management Board: 5 members

•	Appointed by the Supervisory Board

•	Air France-KLM representation: 1 member during the 3-year transitional period

▶	Air France corporate governance

▶	One KLM representative to be appointed as a member of the Executive Committee of Air France

Creating Value
for Air France and KLM Shareholders

Terms of the Offer

The Air France exchange offer values KLM common shares at approximately €784m based on Air France’s closing price as of 29 September 2003

Financial Impact for KLM Shareholders

Value Creation for Air France Shareholders

Short-Term Improvement
of the Combined Financial Structure

Air France-KLM Pro Forma Shareholding

▶	Free float will increase by 51.5 million newly issued shares

Indicative Timetable

▶ September 30, 2003	Initial public announcement

▶ October 15, 2003 (expected)	Signing of the final transaction agreement

▶ October 2003	Filing with US Dept. of Justice (expected) and European Commission

▶ 1st half of March 2004	Exchange offer expected to be launched

▶ 2nd half of March 2004 shareholders	EGM of Air France and KLM

▶ 1st half of April 2004	Closing of exchange offer

Concluding Remarks

Benefits for KLM’s Stakeholders

▶	KLM’s shareholders may benefit from substantial value creation both immediately and in longer term

▶	Immediately: they receive a significant premium through exchange offer

▶	In the longer term: exposure, through shares and warrants, to benefits from potential synergies realized by the Group

▶	Preservation of KLM brand and Dutch identity while capitalizing on the strengths and complementarities of both airlines

▶	Creation of greater opportunities for employees

Benefits for Air France’s Stakeholders

▶	Emerging as a strengthened airline group

▶	Reinforced competitive position in all business sectors

▶	Enlarged SkyTeam

▶	A value-creating transaction

▶	Premium underpinned by combination benefits and potential synergies

▶	Further potential for Air France market valuation

Air France-KLM: Europe’s Leading Airline Group

▶	First mover advantage

▶	Unrivalled strategic assets in place ...

▶	... for an industry change

▶	Optimally positioned to benefit from sector development and deliver value for shareholders

▶	Shared vision for the future

▶	Harmonious development of both airlines

▶	Opportunities for employees to participate in an inspiring project

▶	Offering a superior service to our customers

▶	Further development potential with Alitalia

Appendices

Main Conditions for Air France
Share Exchange Offer

Dutch State Option

Warrants offered to KLM shareholders

▶	Main features of the warrants:

▶	10 warrants for 10 KLM Shares

▶	3 warrants give the right to subscribe or to acquire 2 Air France shares

▶	The exercise price of the warrants is €20

▶	The maturity of the warrants is 3.5 years

▶	The warrants can be exercised as of the 18th month following delivery

▶	Theoretical value of the warrant:

▶	Valuation methodology: “Black&Scholes” method (dilution effect of the warrants taken into account).

▶	Key assumptions:

•	Closing share price of Air France on 29 September 2003: €13.69

•	Risk free rate of 2.89%

•	Volatility of the Air France share price: 40%

•	Air France estimated dividends per share of €0.096, €0.144 and €0.188 (I/B/E/S estimates) during the exercise period

▶	The value of the warrant is estimated to be €1.68

Air France-KLM

Creating Europe’s Leading Airline Group

Description of the Transaction

The newly issued Air France shares and warrants are
offered in exchange for 100% of KLM common shares

Enlarged SkyTeam Network

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines

Date: September 30, 2003	By	/s/ P.F. Hartman

	Name	: P.F. Hartman
	Title	: Managing Director & COO

	By	/s/ C. van Woudenberg

	Name	: C. van Woudenberg
	Title	: Managing Director & CHO